SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission  file  Number  0-24682
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      | |  Form  10-Q  and  Form  10-QSB      | |  Form  N-SAR

     For  the  period  ended  June  30,  1999

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:                 Worldwide  Petromoly,  Inc.
Former  name  if  applicable:               Not  Applicable
Address  of principal executive office:     1300 Post Oak Boulevard,  Suite 1985
City,  State  and  Zip  Code:               Houston,  Texas  77056

                                     PART II
                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because management has been involved in product marketing and has not been able to prepare the Form 10-KSB or provide the independent auditor with financial data, so as to file the Form 10-KSB within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     Lance  Rosmarin           (713)                892-5823
     ---------------          ------------------------------------
     (Name)                   (Area  Code)     (telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                       |X|  YES     |  |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:

          Explanation:  Management has not prepared the Form 10-KSB or financial
          -----------
data  yet  and  cannot  make  a  reasonable  estimate  of  the  results.

                            Worldwide Petromoly, Inc.
                    ----------------------------------------
                   (Name of Registrant as Specified in Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September  27,  1999               _________________________________
                                         By  /s/  Lance  Rosmarin
                                         ---------------------------------
                                         Lance  Rosmarin
                                         Chief  Financial  Officer

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